

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2015

Jacob DiMartino
President and Chief Executive Officer
PITOOEY!, Inc.
10429 S. 51st Street, Suite 225
Phoenix, Arizona 85044

> **Re: PITOOEY!, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 20, 2015**
> **File No. 000-53991**

Dear Mr. DiMartino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Schedule 14C is appropriate only when there is no solicitation or the solicitation is exempt. Accordingly, please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, we note that you state that the board of directors and holders of a majority of your voting shares approved the proposal to change your corporate name. However, the certificate of amendment to your articles of incorporation in Exhibit A indicates that 48.22% of shareholders voted to approve the proposal. In your response letter, please identify the stockholders who approved the proposal, the percentage of votes they each represent and their relationships with the company. Please also tell us the sequence of events through which these consents were obtained and provide an analysis as to whether such activities constitute a solicitation, as defined in Rule 14a-1(l).

2. We note that you have not filed an annual report for the fiscal year ended December 31, 2014 or a quarterly report for the period ended March 31, 2015 and therefore are not current with respect to your reporting obligations. In addition, it appears that you may

have failed to remain current with respect to other reports, including current reports on Form 8-K and proxy/information statements. Please tell us what your plans are with respect to addressing your delinquent filing status and revise your information statement to address this delinquency and to discuss any remedial steps you intend to take in this regard.

3.   It appears that Mr. DiMartino was appointed as chief executive officer in 2015, but a current report on Form 8-K with respect to the appointment was not filed. Please refer to paragraph (c) of Item 5.02 of Form 8-K and advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel